As filed with the Securities and Exchange Commission on January 28, 1998.

                                                       File No. 70-09033

                                          UNITED STATES OF AMERICA
                            SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549
              ___________________________________________________________

                                                   AMENDMENT NO. 2 TO
                         FORM U-1 APPLICATION OR DECLARATION

                                                               UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                    Mineral Energy Company
                                                          101 Ash Street
                                                San Diego, California 92101

           (Name of company or companies filing this statement and address of principal executive offices)

                                          None

            (Name of top registered holding company parent of each applicant or declarant)

Richard D. Farman
President and Chief Operating Officer
Pacific Enterprises
555 West Fifth Street, Suite 2900
Los Angeles, California 90013-1001
(213) 895-5000
Stephen L. Baum
President and Chief Executive Officer
Enova Corporation
101 Ash Street
San Diego, California
(619) 696-2000


                                   (Name and address of agents for service)

                 ___________________________________________________________

The Commission is requested to send copies of all notices, orders and communciations in connection with this Application to

                                             Ruth S. Epstein, Esq.
                                             Covington & Burling
                                             1201 Pennsylvania Avenue, N.W.
                                             P.O. Box 7566
                                             Washington, D.C. 20044-7566


                 UNITED STATES OF AMERICA {PRIVATE}
                 SECURITIES AND EXCHANGE COMMISSION


Mineral Energy Company                )
                                      )     File No. 70-9033
Amendment No. 2 To Application On     )
Form U-1 Of Mineral Energy Company    )

                           INTRODUCTION

            On March 26, 1997, Mineral Energy Company, a newly formed California corporation (the "Company"), filed an application on Form U-1 (the "Application") with the Securities and Exchange Commission (the "SEC" or the "Commission") seeking
(1) authorization for its acquisition of Pacific Enterprises ("Pacific") and Enova Corporation ("Enova") (the "Transaction") under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935)(the "1935 Act" or the "Act"); and (2) an order exempting the Company under Section 3(a)(1) of the Act from all provisions of the Act except Section 9(a)(2). The Application was amended on May 13 and July 21, 1997, by the submission of additional exhibits.
            The Company hereby amends the Application for the purpose of expediting the Commission's action on the Application by providing information about the progress of related approval proceedings before the California Public Utilities Commission (the "CPUC"), and the Federal Energy Regulatory Commission ("FERC"). These proceedings are in their final phases. FERC has approved the Transaction, subject to certain conditions over which it retains jurisdiction. The CPUC has completed extensive hearings concerning all issues raised by the Transaction, and has received a favorable opinion from the California Attorney General regarding the absence of any adverse effect of the Transaction on competition. A
                              - 1 -
preliminary decision by the administrative law judge in the CPUC proceeding is expected in February, with a final decision by the CPUC likely in March.
            The CPUC and FERC proceedings directly address a number of issues that overlap, to some extent, with the issues in this proceeding under the 1935 Act. The most significant of these issues is the effect of the Transaction on competition, an issue that has been raised by intervenors in all three proceedings. As to this issue, the Company requests the Commission to apply the doctrine of "watchful deference." Where the Commission and another regulatory agency both have jurisdiction over a particular transaction, the Commission, with judicial approval, has held that it is appropriate for the Commission to "watchfully defer" to the proceedings before -- and the results reached by -- that other agency.
            The Company requests the Commission to issue its final order on the Application promptly upon completion of these regulatory proceedings. [FN1] FERC has already found that, subject to certain conditions, the Transaction is in the public interest. The California Attorney General's opinion, based upon the extensive record compiled in the CPUC proceeding, concludes that with one possible, and quite limited exception, the Transaction will not adversely affect competition. Favorable action by the CPUC would reflect the determination by that agency that the Transaction is in the public interest. It is critical to reaping the substantial benefits of the Transaction for both shareholders and consumers that all unnecessary delays in the regulatory process be eliminated. The Company believes that this Amendment -- by keeping the Commission apprised of the progress of those proceedings -- will assist in expediting the Commission's final decision when those proceedings conclude, and thus will avoid such delay.
            To this end, this Amendment will include:
            1. A discussion of the competitive issues raised in the various proceedings, and of the watchful deference doctrine.
            2. A discussion of the mandate of the CPUC, its expertise, and its proceedings in this matter;
            3. A description of the FERC order and matters remaining to be resolved in that proceeding; and
            4. Information concerning Enova's recent decision to divest SDG&E's generation assets, which bears on the competition issues.
            Information provided in this Amendment will generally follow the format of Form U-1. The description of the divestiture of generation assets will be described in Item 1: Description of the Parties to the Transaction. The competition issues, the watchful deference doctrine, and the effects of the generation divestiture on competition will be addressed in Item 3: Applicable Statutory Provisions. The discussion of the FERC and CPUC proceedings will be provided in Item 4: Regulatory Approvals. [FN2]
            All capitalized terms used in this amendment will refer to the definitions in the Application, unless otherwise indicated.
                              - 3 -

Item 1. Description of the Parties to the Transaction

               Divestiture of Generation Facilities by SDG&E

               On November 24, 1997, the Board of Directors of SDG&E approved a proposal to auction all of its electric generation assets. The auction will include SDG&E's two fossil power plants, its 19 combustion turbines, its 20-percent interest in the San Onofre Nuclear Generating Station, and its portfolio of long-term power contracts. The proposed divestiture of these assets reflects SDG&E's long-term business strategy of concentrating on the distribution and transmission of electric power, rather than electric power generation.
            The proposed sale of SDG&E's electric generation assets is subject to the prior approval of the CPUC, and SDG&E filed a request for such approval on December 19, 1997. Once SDG&E has received approval from the CPUC, it will proceed with an auction of its generating assets. The CPUC must then approve any transaction that results from the auction. The disposition of SDG&E's interest in the San Onofre Nuclear Generating Station is subject to approval by the Nuclear Regulatory Commission.
                              - 4 -

Item 2. Applicable Statutory Provisions

        A.  Vertical Market Power

            Under Section 10(b)(1) of the Act, the Commission may disapprove a proposed acquisition if it finds that the acquisition "will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Two parties seeking to intervene in this proceeding (the "Intervenors") have argued that the Transaction will enable the merged entity to exercise vertical market power in the California electricity market, i.e., that SoCalGas will be able to exercise its market power in gas transportation to benefit SDG&E's gas-fired electric generation assets. The core of this attack on the Transaction, which the Intervenors have also made before FERC and the CPUC, has been the allegation that SoCalGas will raise (or otherwise manipulate) electricity prices in California by raising (or otherwise manipulating) the price of the gas that it delivers to gas-fired electric generators. In this manner, the Intervenors contend, SoCalGas will be able to increase the profits of its electric affiliates, principally SDG&E.
            The Company has submitted showings to FERC and the CPUC that this allegation is without basis because, inter alia:
(1) the CPUC's pervasive regulation of gas transportation and storage services on the SoCalGas system precludes the kind of price manipulation that would be necessary for such a scheme to be effective; (2) SoCalGas and SDG&E account for only a small share of the natural gas production and interstate pipeline capacity that serves California; (3) the market for wholesale electric power in the western
                              - 5 -

United States is highly competitive and would discipline any effort to manipulate the overall market price of electricity; and
(4) the merged entity will have a strong disincentive to increase the price of wholesale electric power. [FN3] Moreover, to alleviate any concerns about vertical market power and to fulfill the conditions imposed by FERC in its order approving the Transaction, discussed below, the Company has proposed stringent remedial measures that would govern SoCalGas' provision of service to SDG&E and other utility electric generators. These measures, the Company has stated, preclude any possibility that SoCalGas could exercise vertical market power. As described below, the California Attorney General found the vertical effects of the Transaction to be "negligible".
            In light of the foregoing, the Commission should "watchfully defer" to FERC and the CPUC with respect to the claim that the Transaction would have an adverse vertical effect on competition. FERC has already fully considered these vertical competition concerns, and has imposed conditions that it has found sufficient to allay them. Similarly, the CPUC has committed extensive time and resources to addressing the vertical competition issue. As further discussed in Item 4 of this Amendment, prior to approving the Transaction the CPUC is required by law to find that the Transaction will not adversely affect competition. Pursuant to its express statutory mandate, the CPUC has requested an advisory opinion from the California Attorney General as to the effect of the Transaction on competition and the appropriate mitigation measures, and the Attorney General has opined that the Transaction will have no adverse effect on competition in the California electricity market.  Both FERC and the CPUC have longstanding expertise in
this area and staff           - 6 -
dedicated to addressing these issues; both agencies enjoy reputations for diligence, fairness, and a commitment to competitive markets. [FN4]
            This Transaction thus presents a classic case for application of the doctrine of "watchful deference." That doctrine was succinctly stated by the United States Court of Appeals for the District of Columbia Circuit: The Commission should not "pretend that it is the only agency addressing the issue when it is not;
            that would only lead it to conduct a
wasteful, duplicative proceeding. Rather, when the SEC and another regulatory agency both have jurisdiction over a particular transaction, the SEC may watchfully defer to the proceedings held before -- and the result reached by -- that other agency."
[FN5]

            There could hardly be a more compelling case for watchful deference than this one, with respect to competition issues. First, at least two other agencies will resolve these issues. [FN6] Second, since the asserted market power concern centers on anticompetetive effects in California, the CPUC is especially entitled to deference on this issue.
            FERC's expertise and competence to resolve the competition issues is beyond question. Moreover, state regulation in this case is anything but lax, pro forma, or otherwise undeserving of the customary deference. The CPUC has demonstrated in past proceedings under the predecessor statute to the one at issue here that its review of a proposed merger is exhaustive. In 1991, the CPUC disapproved the proposed acquisition of SDG&E by the parent corporation of Southern California Edison. [FN7] Earlier this year, the CPUC approved the merger of two Bell regional holding companies, Pacific Telesis Group and SBC Communications, Inc. [FN8] In both instances, the CPUC rendered its decision on the basis
                              - 7 -
of a thoroughly developed written and oral record which included extensive discovery and evidentiary hearings and applied the statutory criteria with rigor. If the doctrine of watchful deference cannot be applied here, it can never be applied at all.
            Finally, it should be noted that the Company's showing on vertical market power was submitted to FERC, and the California Attorney General rendered his opinion, before the Company's announcement that it would divest its generation. As described more fully below, FERC, in its June 25 order conditionally approving the merger, stated that such divestiture, in and of itself, would "eliminate" vertical market power concerns.
                              - 8 -

IV.    Regulatory Approvals

       A.    State Regulatory Authority

            1.     CPUC Proceedings
            The CPUC's review of the proposed Transaction pursuant to Section 854 of the California Public Utilities Code is well underway. Under that statute, the CPUC must find that the acquisition (1) provides short-term and long-term economic benefits to utility ratepayers; and (2) will not adversely affect competition. The CPUC will be required to find that the business combination equitably allocates short-term and long-term forecasted economic benefits of the business combination between shareholders and utility ratepayers, with ratepayers receiving not less than 50% of the benefits from regulated operations. In addition, the CPUC must find that the Transaction is, on balance, in the public interest upon due consideration of specified public interest factors, including (1) the fairness and reasonableness of the acquisition to affected employees and shareholders; (2) the overall benefits to the California and local economies and to communities served by the utilities; and (3) mitigation of significant adverse consequences arising from the merger. The CPUC is also required to take into consideration an advisory opinion of the Attorney General of the State of California, which is summarized below.
            An Administrative Law Judge has presided over a hearing to review the proposed merger, together with the regular participation of one or more assigned CPUC Commissioners. Throughout the proceedings, there have been over 45 submissions of prepared direct testimony, including supplemental and rebuttal testimony. The Applicants
                              - 9 -
have responded to over 3,800 detailed interrogatories and data requests propounded by interested parties, and have produced over 100,000 pages of documents. In addition, certain intervenors took the oral depositions of eight of the Applicants employees, eliciting 12 days of testimony. Evidentiary hearings began on September 17, 1997, and continued, with some recesses, through October 23. The evidentiary record developed during these hearings includes 277 exhibits and 2,232 transcript pages of oral testimony taken over 16 hearing days. [FN9]
            The Company and interested intervenors submitted opening briefs on November 5, and reply briefs on November 26, 1997. Supplemental briefs to address the proposed divestiture of SDG&E's generating assets were filed on December 19, 1997. It is presently expected that the Administrative Law Judge will issue a proposed order in late February. [FN10] Thereafter, the parties will have 20 days to comment on the proposed order, and five days to reply to those comments. The CPUC is expected to issue a final order by the end of March. [FN11]
                              - 10 -

            2.    Attorney General's Opinion
            On November 20, 1997, the Attorney General of the State of California submitted to the CPUC an advisory opinion as required by Section 854 of the California Public Utilities Code. [FN12] (See Exhibit D-9.) The Attorney General there concluded that the merger will not adversely affect competition within either the wholesale electricity or interstate gas markets. A.G. Op. at 1. The Attorney General further concluded that the merger of the utilities [gas] procurement operations will not adversely affect competition in the interstate gas market and that the applicants are not actual potential competitors for retail electricity services. Id.
            The only area in which the Attorney General expressed even limited concern was with respect to SDG&E's status as a potential competitor of SoCalGas in the intrastate gas transmission market. [FN13] The Attorney General recommended that, if the CPUC were to find that SDG&E is a significant potential competitor of SoCalGas, the CPUC should require SoCalGas to auction a quantity of transmission rights over the SoCalGas system equal to SDG&E's average usage of the system. (The Opinion expressed no view as to whether SDG&E is, in fact, a potential competitor of SoCalGas.) The Attorney General made this recommendation with the expectation that the auctioned transmission rights would constitute an alternative source of intrastate transportation, thereby offsetting the loss of SDG&E as a potential competitor. Id. at 45.
            Lastly, the Attorney General recommended that the CPUC retain jurisdiction over the merger for a period of two years for the limited purpose of determining whether the
                              - 11 -
restructured California marketplace, now scheduled to become effective on March 31, 1998, will have any effect on the merged entity's ability to affect the price of wholesale electric power.
 Although stating that such an outcome was unlikely, id. at 46, the Attorney General expressed concern that the full extent of competition within the restructured marketplace will not be known until the market is operational. Accordingly, the Attorney General suggested that the CPUC retain jurisdiction over the merger to monitor the extent to which competition in the restructured marketplace imposes constraints on electric power prices.
            3.    Affiliate Transaction Ruling
            On December 19, 1997, in the context of a general rulemaking proceeding, the CPUC adopted certain restrictions on dealings between utility companies and their unregulated affiliates that engage in energy-related activities. The purpose of these restrictions is to prevent utilities from favoring their affiliates in providing either services or information relevant to the affiliates' marketing activities, and to prevent regulated utility assets from being used for the benefit of unregulated affiliate business.
            The CPUC's order adopting these restrictions states that it will be determined in the course of the CPUC's approval proceeding for the Transaction whether any variations in these restrictions are appropriate for the Company. The ALJ has indicated that, unless the evidence compels a different result, he will recommend adoption of the pertinent generic provisions without variation. The ALJ has requested submissions on this point, which were filed on January 23, 1998. The Company will not object to application of the restrictions as
                              - 12 -
they relate to transactions between utilities on the one hand and unregulated entities on the other hand. The Company expects to request limitations on the application of the restrictions to transactions between utility companies, to the extent necessary to maximize the synergies expected from the Transaction.
      B.    Federal Power Act
            On April 30, 1997, FERC issued an order stating that the disposition of jurisdictional facilities that would result from the proposed merger of Enova and Pacific was subject to FERC's jurisdiction and approval under Section 203 of the Federal Power Act. See Enova Corporation and Pacific Enterprises, 79 FERC 61,107 (1997). Accordingly, the Commission proceeded to consider the request for authorization and approval of the Transaction that the Applicants in that case (the "Applicants") had filed in the event that FERC found the Transaction to be jurisdictional.
            On June 25, 1997, FERC issued an order conditionally approving the Transaction. [FN14] In that order, FERC found that Transaction raised potential concerns about vertical market power, in that it would bring the gas transportation and storage operations of SoCalGas under common ownership with the electric generation operations of SDG&E. The Commission further found, however, that the vertical market power concerns raised by the merger could be adequately mitigated and that the most effective mitigation mechanisms are within the jurisdiction of the [CPUC]. Id. at 62,553. The Commission stated that while this Commission has the authority under [the Federal Power Act] to determine what remedies are necessary to mitigate market power concerns and to condition
                               - 13 -
our approval of a transaction on those conditions being implemented, in this particular case effectuation of most of the [required] remedies is within the jurisdiction of the [CPUC].Id. at 62,565. Specifically, the Commission observed that the intrastate gas transmission and distribution operations of SoCalGas that are the source of the vertical market power concerns are within the regulatory jurisdiction of the CPUC. Accordingly, the Commission approved the Transaction on the condition that the Applicants adopt specific remedial measures intended to allay vertical market power concerns, and that the CPUC commit to enforce certain of those measures with respect to SoCalGas, whose operations are within its exclusive jurisdiction. [FN15]
            FERC also specifically noted that divestiture of SDG&E's electric generation would eliminate any concerns about vertical market power arising from the Transaction:
            Another method of eliminating the vertical market power problems herein would be divestiture by SDG&E of gas fired generation plants. However this remedy would require authorization of the
California Commission. [FN16]

Thus divestiture, independently of the conditions proposed by FERC, resolves the vertical competition question.
            The remedial measures required by FERC with respect to SoCalGas are based largely on FERC's Order No. 497 regulations, which are designed to prevent abuses between natural gas pipelines and affiliated natural gas marketers. In essence, the goal of these regulations is to place downstream affiliates on the same competitive basis as non-affiliated entities, and to require a strong measure of transparency in the pipeline's
                               - 14 -
operations. FERC also required the Applicants to adopt additional remedial measures above and beyond those required by Order No.
497. [FN17]
            In the proceedings before the CPUC, the Applicants have proposed specific remedial measures to fulfill FERC's conditions, as well as additional remedial measures not required by the FERC order. [FN18] Taken together, these commitments completely allay whatever concern might exist concerning the exercise of vertical market power by the merged entity prior to the divestiture of SDG&E's electric generation assets. Moreover, as shown above, SDG&E's divestiture plan independently resolves the concerns underlying the conditions provided in FERC's order, by eliminating any factual basis for such concern.
Item 6. Exhibits and Financial Statements
        The following exhibits are filed with this Amendment:

Exhibit D-6       Order of FERC Conditionally Approving
Disposition of Facilities, Dismissing Complaint as Moot, and Denying Request for Consolidation, issued June 25, 1997.

Exhibit D-8       Chart of Testimony Before the CPUC.

Exhibit D-9       Opinion of the Attorney General on Competitive
Effects of Proposed Merger Between Pacific
Enterprises and Enova Corporation, submitted to the CPUC on November 20, 1997.
                              - 15 -

                             SIGNATURE

            Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.
                                MINERAL ENERGY COMPANY

Date:  January 26, 1998         By: __________________________
                                    Stephen L. Baum

[FN1] The Company has requested the Commission to issue a conditional order approving the Transaction, upon completion of the Commission's consideration of all issues within its expertise, without waiting for the conclusion of either the FERC or CPUC proceedings. This order would be contingent on satisfactory approvals from both of those agencies. See Reply of Mineral Energy Company to Motion to Intervene of Southern California Edison Company (June 4, 1997).
[FN2] Recent financial and other information relating to Enova, Pacific and their subsidiaries is included in the periodic and current reports of those companies filed with the Commission under
Section 13(a) of the Securities Exchange Act of 1934. To the extent relevant to this Application, such reports are incorporated herein by reference.
[FN3] SDG&E's retail electricity rates are subject to a four-year freeze. Within the "headroom" allowed by this cap on its rates, SDG&E must recover not only its costs for distribution, transmission, and generation, but also any recovery it seeks for stranded asset costs. Thus, to the extent that the wholesale price for electricity goes up, SDG&E's opportunity for stranded cost recovery is diminished.
[FN4] A third agency expert in competitive issues, the Antitrust Division of the U.S. Justice Department, is also reviewing the Transaction. Under the Hart-Scott-Rodino Act, the Transaction may not be consummated until Pacific and Enova have given formal notification and submitted certain information, and the applicable waiting period has terminated. Such notification was given on January 9, 1998.
[FN5] City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358, 363-364 (D.C. Cir. 1992) (citing Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).
[FN6] The doctrine clearly applies both to state as well as federal agency action. See Wisconsin's Environmental Decade, Inc., v. SEC, 882 F.2d 523 (D.C. Cir. 1989).
[FN7] Re SCEcorp, 122 P.U.R.4th 225 (1991).
[FN8] Re Pacific Telesis Group, 177 P.U.R.4th 462 (1997).
[FN9] A list of witnesses and the subject matter of this testimony is included as Exhibit D-8, filed with this amendment.
[FN10] Based on a scheduling order dated July 1, 1997, the proposed decision of the Administrative Law Judge (the "ALJ") was previously expected in January. In an order dated December 24, 1997, the ALJ modified that date, stating that he expected his proposed decision to issue on February 25, 1998, although he would strive for an earlier date. This extension will provide the ALJ with time to consider submissions relating to affiliate
                              - 17 -
transaction restrictions and synergies, discussed below, which were filed on January 23, 1998.
[FN11] By order dated December 30, 1997, the ALJ stated his preliminary recommendation with respect to scheduling and allocation of savings to be realized by the Transaction, and directed the parties to provide certain related information.
Those submissions were filed on January 23, 1998.
[FN12] As noted above, the Attorney General issued his opinion shortly before SDG&E announced the proposed divestiture of its generation assets. Accordingly, the opinion does not take into account the effect that the divestiture will have on allegations of vertical market power.
[FN13] Significantly, this is not a concern raised by the Intervenors in this proceeding.
[FN14] San Diego Gas & Electric Company, 79 FERC 61,372 (1997). A copy of the FERC's order is included as Exhibit D-6. The Company has previously described FERC's June 25 order in the Reply of Mineral Energy Company to Supplement to Motion to Intervene of Southern California Edison Company, filed in this docket on October 1, 1997.
[FN15] FERC further conditioned its approval of the Transaction on the adoption of certain remedial measures that are within its own jurisdiction. Specifically, the Commission required that SDG&E file a code of conduct and Enova Energy file a revised code of conduct that comports with FERC's requirements for codes of conduct for utilities or marketers with market-based rate authority. Both SDG&E and Enova Energy have made these filings with FERC.
[FN16] 79 FERC 61,372 at 62,565 n.58.
[FN17] FERC's specific conditions were as follows:

       1. SoCalGas must commit to the affiliate dealing restrictions set forth in Order No. 497 and apply them to its dealings with all members of the Pacific-Enova corporate family.

       2. SoCalGas must operate its GasSelect electronic bulletin board as an interactive, same-day reservation and information system.

       3. SDG&E and Enova Energy must separate their purchases of transportation by SoCalGas as between (a) electric generation volumes, and (b) other volumes, and make purchases of transportation for electric generation volumes on the SoCalGas GasSelect bulletin board under terms and conditions comparable to non-affiliated electric generation shippers.

       4. SoCalGas must publicize in advance on GasSelect its planned use of pipeline capacity to fill storage.
[FN18] The additional remedial measures proposed by the applicants are as follows:

       1. SoCalGas will further separate its Gas Operations and Gas Acquisitions functions;

       2. SoCalGas will restrict information flow with regard to financial positions in futures markets;

       3. SoCalGas will seek prior CPUC approval of transportation rate discounts or rate designs offered to any affiliated shipper; and

       4. SoCalGas will post an unprecedented volume of information regarding the operation of the SoCalGas system so that all parties may be satisfied that SoCalGas is not attempting to manipulate the operation of its system to benefit affiliates.
                              - 19 -



(..continued)